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                            411 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                               (414) 277-5000          Facsimile: (414)-271-3552




                                February 4, 2002




Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

          Re: Withdrawal of Wisconsin Energy Corporation Form U-1 (filed April 20, 2001) and Form U-1/A (filed July 2, 2001), File No. 70-09881

     Wisconsin Energy Corporation ("WEC"), through its attorneys Quarles & Brady LLP, hereby withdraws, and requests that the Securities and Exchange Commission (the "Commission") hereafter treat and consider as withdrawn the following filings previously made with the Commission by WEC:

          1. Form U-1, filed April 20, 2001, respecting the proposed acquisition of securities of a public utility by WEC's wholly-owned subsidiary Wisconsin Electric Power Company.

          2. Form U-1/A, filed July 2, 2001, respecting the proposed acquisition of securities of a public utility by WEC's wholly-owned subsidiary Wisconsin Electric Power Company.

                                       Sincerely,


                                       Quarles & Brady LLP